UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vanda Pharmaceuticals, Inc.

File No. 1-34186- CF#24918

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       Vanda Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2010.

       Based on representations by Vanda Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

          Exhibit 10.37   through May 15, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                          Daniel Greenspan
                          Special Counsel